

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Michael Massaro
CEO
Flywire Corporation
141 Tremont St #10
Boston, MA 02111

> **Re:** **Flywire Corporation**
> **Registration Statement on Form S-1, Amendment No. 1**
> **Filed May 18, 2021**
> **File No. 333-255706**

Dear Mr. Massaro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Registration Statement on Form S-1 Amendment No. 1

Description of Capital Stock
Common Stock and Non-voting Common Stock, page 169

1. We note your response to Comments 1 and 2. Please describe the nature of the "certain transfers" that would trigger automatic conversion of the non-voting common stock.

You may contact Charlie Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services